UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 27 January 2025, London UK

GSK's Shingrix new prefilled syringe presentation accepted for review by European Medicines Agency

●      If approved, the new presentation will offer a convenient administration option to healthcare professionals
●      Globally, up to 1 in 3 adults will develop shingles in their lifetime[1],[2],[3],[4]
●      Over 25 million people in Europe have received GSK's shingles vaccine since 2018[5]

GSK plc (LSE/NYSE: GSK) today announced that the European Medicines Agency (EMA) has accepted for review the regulatory application of a prefilled syringe presentation of Shingrix (GSK's Recombinant Zoster Vaccine or RZV) for the prevention of shingles (herpes zoster).

The new prefilled syringe removes the need to reconstitute separate vials prior to administration, offering a convenient option for physicians, pharmacists and other healthcare professionals who administer vaccinations. The current presentation of the vaccine consists of a lyophilised (powder) antigen and a liquid adjuvant, which healthcare professionals combine prior to administering. The new presentation has the same composition as the reconstituted vaccine and the submission is based on data demonstrating comparability between the two.5

This European regulatory review follows the file acceptance by the US FDA on 8 January 2025 for the new prefilled syringe presentation, continuing GSK's commitment to providing solutions to increasing adult immunisation. GSK is also investigating submission of this presentation to other markets. GSK's shingles vaccine has been approved in the European Union for the prevention of herpes zoster (HZ) and post-herpetic neuralgia (PHN) in adults aged 50 years and older since 2018; and in adults 18 years and older at increased risk of HZ, since 2020.[6]

About shingles
Shingles typically presents as a rash, with painful blisters across the chest, abdomen or face.[7] Following the rash, up to 30% of people experience PHN,[8] a long-lasting nerve pain that can last weeks or months and can occasionally persist for several years.1 Shingles is also associated with significant healthcare and human cost, with 57% of people with shingles reported missing work for an average of 9.1 days.[9]

Shingles is caused by the reactivation of the varicella-zoster virus (VZV), the same virus that causes chickenpox.1 By age 50, VZV is present in most adults[10] and in some may reactivate with advancing age.7 As people age, the strength of the immune system response to infection wanes, increasing the risk of developing shingles.7

About Shingrix (Recombinant Zoster Vaccine or RZV)
Shingrix (GSK's Recombinant Zoster Vaccine or RZV) is a non-live, recombinant subunit vaccine indicated for the prevention of shingles in adults 50 and over. It combines an antigen, glycoprotein E, with an adjuvant system, AS01B, and may help overcome the natural age-related decline in responses to immunisation that contributes to the challenge of protecting adults aged 50 and over from shingles.[11],[12] RZV is not indicated to prevent primary varicella infection (chickenpox). In several countries, RZV is also approved for adults aged 18 years or over at increased risk for shingles. The use of RZV should be in accordance with official recommendations and local product label.

Please refer to the Product Information (PI) for important dosage, administration, and safety information in Europe available at this link: https://www.ema.europa.eu/en/medicines/human/EPAR/shingrix

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

[1]. Harpaz R, et al. Advisory Committee on Immunization Practices (ACIP), Centers for Disease Control and Prevention (CDC). Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices (ACIP). MMWR Recomm Rep. 2008;57(RR-5):1-30.
[2]. Australian Institute of Health and Welfare. Shingles in Australia. Available at: https://www.aihw.gov.au/getmedia/759199ff-f5c8-421d-a572-aaa984a02b49/aihw-phe-236_shingles.pdf.aspx Last Accessed: November 2024.
[3]. Lee C, et al. Lifetime risk of herpes zoster in the population of Beijing, China. Public Health Pract (Oxf). 2023;5:100356.
[4]. Curran D, et al. Meta-Regression of Herpes Zoster Incidence Worldwide. Infect Dis Ther. 2022;11(1):389-403.
[5]. GSK data on file 2024.
[6]. Shingrix EU product information. https://www.ema.europa.eu/en/documents/product-information/shingrix-epar-product-information_en.pdf Last accessed: November 2024.
[7]. Mueller, N.H., et al. Varicella zoster virus infection: clinical features, molecular pathogenesis of disease, and latency. Neurologic clinics. 2008;26(3):675-97.
[8]. Kawai, K., et al. Systematic review of incidence and complications of herpes zoster: towards a global perspective. BMJ open. 2014;4(6).
[9]. Rampakakis E, Stutz M, Kawai K, Tsai TF, Cheong HJ, Dhitavat J, et al. Association between work time loss and quality of life in patients with Herpes Zoster: a pooled analysis of the MASTER studies. Health and Quality of Life Outcomes. 2017;15(1).
[10]. Johnson, R.W., et al. Herpes zoster epidemiology, management, and disease and economic burden in Europe: a multidisciplinary perspective. Therapeutic advances in vaccines. 2015;3(4):109-20.
[11]. Cunningham, AL, et al. Efficacy of the Herpes Zoster Subunit Vaccine in Adults 70 Years of Age or Older. New England Journal of Medicine. 2016;375(11):1019-32.
[12]. The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 27, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc